FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	March 14, 2007	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com Email
VIA EDGAR SYSTEM		CLIENT/MATTER NUMBER 041754-0120

Mr. Ade K. Heyliger
Special Counsel
Office of Mergers &Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3628
Washington, DC 20549-3628

Re:	Bancorp Rhode Island, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed March 1, 2007 by PL Capital Group File No. 001-16101

Dear Mr. Heyliger:

        On behalf of our client PL Capital Group (“PL Capital”), which consists of Financial Edge Fund, L.P., PL Capital, LLC, Goodbody/PL Capital, LLC, Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital Offshore, Ltd., Goodbody/PL Capital, L.P., PL Capital Advisors, LLC, Richard J. Lashley and John W. Palmer (collectively, the “Participants”), set forth below are the Participants’ responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 8, 2007, with respect to the above-referenced preliminary proxy statement and form of proxy (collectively, the “Proxy Statement”) for use in conjunction with an annual meeting of shareholders of Bancorp Rhode Island, Inc. (“Bancorp RI”). The numbered items set forth below (in bold italics) repeat the comments of the Staff reflected in the comment letter, and following such comments are the Participants’ responses (in regular type).

        As appropriate, the Participants’ have amended the Proxy Statement in response to these comments, and marked the documents to reflect changes to the original documents. On behalf of PL Capital, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, the Participants’ Amendment No. 1 to the Proxy Statement (under the cover page required by Rule 14a-6(m) and Schedule 14A). In addition, under separate cover, the Participants are providing you a marked copy of the amendments showing the changes made and an annotated copy of the Proxy Statement with schedules setting forth certain supplemental information that you requested (the “Schedules”), to expedite your review.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Ade K. Heyliger
U.S. Securities and Exchange Commission
March 14, 2007

Schedule 14A

General

1.	We note you refer security holders to information that you are required to provide and will be contained in the Company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response: We advise the Staff that we will not disseminate our materials until Bancorp RI has filed and mailed definitive proxy solicitation materials.

2.	Please supplementally provide copies of the referenced analyst reports and other cited materials, clearly marking the relevant sections. We note, for example, references to SNL Securities reports, FDIC data, analyst report excerpts and a “banking industry publication dated February 5, 2007,” in which you claim the Company’s CEO admitted to purposely blocking John Palmer from asking questions during the Company’s forth quarter earnings teleconference call. Further, with regard to the analyst report excerpts, please provide the disclosure required by Rule 14a-12(c)(2).

Response: Please see the Schedules that have been sent under separate cover. In response to the Staff’s comment, we have revised the Proxy Statement to provide the disclosure required by Rule 14a-12(c)(2).

Why You Were Sent This Proxy Card

3.	We note the Company issued a press release dated January [24], 2007 (included as an exhibit to a Form 8-K and filed under cover of Schedule 14A as soliciting material pursuant to Rule 14a-12 on January 25, 2007) in which it announced its intention to use a White proxy card in connection with the 2007 annual meeting of shareholders. Please tell us why you believe your notice of intent to use a WHITE proxy card after the Company previously announced its intention to do the same is consistent with Rule 14a-9.

Response: The Proxy Statement has been revised to indicate that a GREEN proxy card will be furnished to holders of common stock of Bancorp RI in connection with the solicitation of proxies by PL Capital.

Mr. Ade K. Heyliger
U.S. Securities and Exchange Commission
March 14, 2007

Bancorp RI Should Explore All Possible Strategic Alternatives

4.	We note disclosure of your belief that a sale or merger with a larger bank are among the strategic alternatives the Company’s board should aggressively explore. Please disclose whether any of the Participants have approached or have been approached by any potential acquirors of the Company.

Response: The Participants have neither approached nor been approached by any potential acquirors of the Company.

Solicitation of Proxies; Expenses

5.	We note that you may employ various methods to solicit proxies, including telephone and telegraph. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, tell us which websites you plan to utilize.

Response: We confirm that it is our understanding that all written solicitation materials, including any scripts used in phone or in person solicitations, must be filed under the cover of Schedule 14A on the date of first use. We do not intend to solicit proxies via the internet.

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596. As requested, each of the Participants will provide the requested “Tandy” statement. A form of the “Tandy” statement is attached hereto as Appendix A.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Enclosures

cc:	John W. Palmer (w/o enclosures) Richard J. Lashley (w/o enclosures) PL Capital Group Phillip M. Goldberg (w/o enclosures) Foley & Lardner LLP

Appendix A

[FORM OF “TANDY” STATEMENT]

March __, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bancorp Rhode Island, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed March 1, 2007 by PL Capital Group File No. 001-16101

“Tandy”Statement

Ladies and Gentlemen:

        Each member of PL Capital Group, which consists of PL Capital Group (“PL Capital”), which consists of Financial Edge Fund, L.P.; PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; PL Capital Offshore, Ltd.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; and John W. Palmer (each a “Filing Person”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced preliminary proxy statement and form of proxy (collectively, the “Proxy Statement”) for use in conjunction with an annual meeting of shareholders of Bancorp Rhode Island, Inc., hereby acknowledge that:

•	Each Filing Person is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

•	Each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley